

Matt Privratsky · 3rd

Legislative Aide to St Paul City
Councilmember Mitra Jalali at City of
Saint Paul

Greater Minneapolis-St. Paul Area ·

Contact info

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 **City of Saint Paul**

 **University of Minnesota-Morris**

Experience



Legislative Aide to St Paul City Councilmember Mitra Jalali
City of Saint Paul
Oct 2018 – Present · 2 yrs 11 mos



Fresh Energy
3 yrs 9 mos

Director Of Public Affairs
Feb 2018 – Sep 2018 · 8 mos

Senior Communications and Government Affairs Specialist
Feb 2016 – Jan 2018 · 2 yrs

Show 1 more role ⌄

 **Government and Public Affairs Representative**
Minnesota Rural Electric Association
Jul 2014 – Dec 2014 · 6 mos

Communications Specialist
Minnesota House of Representatives
Jan 2013 – Jul 2014 · 1 yr 7 mos
St Paul, MN

 **Audio/Visual Production Manager**
Tastefully Simple
Oct 2011 – Dec 2012 · 1 yr 3 mos
Alexandria, MN

Show 2 more experiences ⌄

Education

 **University of Minnesota-Morris**
Bachelor of Arts, Political Science, Communications/Media
2007 – 2011



